EXHIBIT 99.6

coform	88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year
(if shares were allotted on one date enter that date in the “from” box)	04	06	2007

Class of shares (ordinary or preference etc)	Ordinary

Number allotted	17,552

Nominal value of each share	25p

Amount (if any) paid or due on each share (including any share premium)	£11.85

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Lloyds TSB Registrars Corporate Nominee Limited	Ordinary	17,552

Address
Highdown House Yeoman Way Worthing West Sussex

UK postcode BN99 6DA

Name	Class of shares allotted	Number allotted

Address

UK postcode____________________

Name	Class of shares allotted	Number allotted

Address

UK postcode____________________

Name	Class of shares allotted	Number allotted

Address

UK postcode____________________

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ Charles Watters Charles Watters	Date 5/6/2007
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact it there is any query.	A Drew Wolseley plc
Parkview 1220, Arlington Business Park, Theale
	Reading RG7 4GA	Tel
	DX number	DX exchange